Exhibit (h)(33)

SIXTH AMENDMENT TO THE

JANUS ASPEN SERIES

AMENDED AND RESTATED TRANSFER AGENCY AGREEMENT

This AMENDMENT is made this 10th day of March, 2016, between JANUS ASPEN SERIES, a Delaware statutory trust (the “Trust”) and JANUS SERVICES LLC, a Delaware limited liability company (“JSLLC”).

WITNESSETH

WHEREAS, the Trust and JSLLC are parties to an Amended and Restated Transfer Agent Agreement, dated December 10, 2002, as amended December 14, 2007, October 2, 2008, April 30, 2009, April 30, 2010, and March 15, 2012 (the “Agreement”);

WHEREAS, the parties desire to amend the Agreement as set forth in greater detail below;

WHEREAS, the parties have agreed to amend Section 5 of the Agreement to reflect the addition of an annual fee rate in the amount of 0.05% to be paid to JSLLC to compensate insurance companies, qualified plan participants, or financial intermediaries for the provision of various services as outlined below, effective May 1, 2016; and

WHEREAS, the parties have obtained appropriate Trustee approval to amend the Agreement and agree shareholder approval is not required;

NOW, THEREFORE, in consideration of the mutual promises set forth and for other good and valuable consideration, the parties agree to amend the Agreement as follows:

1.  Section 5 of the Agreement shall be amended to add the following paragraph:

“In addition, each class of the Trust shall pay JSLLC a fee, calculated and payable for each day that this Agreement is in effect, of 1/365 (or 1/366 in a leap year) of 0.05% of the average daily closing net asset value of such share class. The amount set forth in this paragraph shall be used by JSLLC to compensate insurance companies, qualified plan participants, or financial intermediaries for the provision of recordkeeping, subaccounting, and other administrative or shareholder services to retirement or plan participants, contract owners, or other underlying investors investing in a class of the Trust through such insurance companies, qualified plan participants, or financial intermediaries. Any portion of the fee set forth in this paragraph that is not used by JSLLC to compensate insurance companies, qualified plan participants, or financial intermediaries will be reimbursed to each respective share class, as applicable, no less frequently than annually on a fiscal year basis.”

2.

The parties acknowledge that the Agreement, as amended, remains in full force and effect as of the date of this Amendment, and that this Amendment, together with the Agreement and any prior amendments, contains the entire understanding and the full and complete agreement of the parties and supersedes and replaces any prior understandings and agreements among the parties respecting the subject matter hereof.

3.	This Amendment may be contemporaneously executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date first above written.

JANUS SERVICES LLC

By:	/s/ Michelle R. Rosenberg
Michelle R. Rosenberg
Senior Vice President, Deputy General Counsel, and Secretary

JANUS ASPEN SERIES

By:	/s/ Stephanie Grauerholz
Stephanie Grauerholz
Vice President, Chief Legal Counsel, and Secretary